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                                November 22, 2002



VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

        Re: Intra-Asia Entertainment Corporation - Registration Statement on Form S-1 - Registration No. 333-74334

Ladies and Gentlemen:

        On behalf of Intra-Asia Entertainment Corporation, a Delaware corporation, the undersigned hereby requests that the Securities and Exchange Commission withdraw the acceleration request that is set forth in the company's letter dated November 21, 2002.

                                    Very truly yours,

                                    /s/ Michael B. Demetrios

                                    Michael B. Demetrios
                                    President and Chief Executive Officer
                                    Intra-Asia Entertainment Corporation

cc:     Jennifer Gurzenski (by facsimile) (202-942-9527)
        Marc Brown
        Peter Hogan